July 5, 2024

Paul Kellenberger
Chief Executive Officer
zSpace, Inc.
55 Nicholson Lane
San Jose, CA 95134

       Re: zSpace, Inc.
           Registration Statement on Form S-1
           Filed June 24, 2024
           File No. 333-280427
Dear Paul Kellenberger:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Registration Statement on Form S-1 filed June 24, 2024
Summary Financial Data, page 13

1. We note your revised disclosures in response to prior comment 2. As previously requested, please revise pro forma net loss per common share to reflect the conversion of preferred stock and convertible notes into common shares in connection with the IPO.
       Further, revise footnote (1) to indicate that net loss per common share reflects the amounts converted from debt into common shares as opposed to convertible preferred stock.
2. Revise to remove the Pro Forma and Pro forma as Adjusted balance sheet information as of December 31, 2023. In this regard, pro forma balance sheet information should only be provided for the most recent balance sheet included in the filing. Refer to Article 11-
       02(c)(1) of Regulation S-X.
3. We note your adjustments here and on page 51 giving effect to the stock-based compensation expense associated with stock options for which the service-based vesting
 July 5, 2024
Page 2

       condition was satisfied or partially satisfied as of March 31, 2024. Please explain what this represents and why a pro forma adjustment has been included. In this regard, only stock options that vest at the time of the IPO would be adjusted in the pro forma information. Please advise or revise here and in the Capitalization table.
Condensed Consolidated Financial Statements
Note 7. Stock-based Compensation Expense, page F-20

4. We note that in March 2024, you granted 5,028,756 stock options with a grant date fair value of $1.61, and a total fair value of $8.096,298. Please reconcile the total grant date fair value of these options with the stock-based compensation recognized during the period, together with the unrecognized stock-compensation expense as of March 31, 2024 disclosed on page F-22, and revise your disclosures as necessary. Consolidated Financial Statements
Note 7. Stock-based Compensation Expense, page F-53

5. In your response to prior comment 3, you indicate that there was an error in the weighted average exercise price of options granted in 2022. However, the table on page F-55 continues to include a weighted average exercise price of $1.66 as opposed to $0.53.
       Please revise your disclosure here and on page II-2 accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   M. Ali Panjwani